United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

BYLAWS

OF

AUDIT COMMITTEE

The Board of Directors of Vale S.A. (“Vale" or "Company"), in the exercise of its powers, approved the Bylaws of the Audit Audit Committee ("Comittee"),, in order to regulate its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to Section II, Chapter IV, of Vale's Bylaws and in compliance with the rules provided for in Brazilian and American legislation and in the applicable listing rules, as follows:

CHAPTER I - MISSION

1.1	The Committee is an advisory body to Vale's Board of Directors, with the objective of overseeing the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes related to risk management and the activities of auditors internal and independent.

CHAPTER II - COMPOSITION, REQUIREMENTS AND REMUNERATION

2.1	The Committee, a statutory and permanent body, will be installed by the Board of Directors and composed of 03 (three) to 05 (five) members, subject to the following:

(i)	all members must be independent as defined by clause 2.5 below;

(ii)	at least 1 (one) member will necessarily be an independent member of the Board of Directors, as provided for in the New Market Regulation da B3 S.A. – Brasil, Bolsa, Balcão (“New Market Regulation”);

(iii)	at least 1 (one) member cannot be a member of the Board of Directors and other bodies of the Company; and

(iv)	at least 1 (one) member must have recognized experience in corporate accounting matters, in accordance with the applicable regulations, and will be entitled Financial Specialist upon appointment.

2.1.1	The exact number of Committee members will be defined by the Board of Directors, at the meeting that appoints them.

2.1.2	The same Committee member may accumulate the characteristics provided for in item (iv) above (Financial Specialist) with any of the characteristics provided for in items (ii) and (iii) above.

2.2	Committee members must have proven experience and technical capacity in relation to matters under the Committee's responsibility, such as auditing, compliance, accounting, taxation and the like and/or experience in such activities, as well as in risk assessment and management.

2.3	All members of the Committee must comply with the requirements set out in art. 147 of Law No. 6.404/76.

2.4	The participation, as members of the Committee, of the Company's directors, officers of its subsidiaries, its controlling shareholder, affiliates or companies under common control is prohibited.

2.5	Without prejudice to any additional requirements imposed by applicable legislation or regulations, in order to comply with the independence requirement referred to in item 2.1(i) above, the member of the Committee, who is not an independent member of the Board of Directors:

(i)	It cannot be, or have been, in the last 5 (five) years: (a) director or employee of Vale, its parent company, subsidiary, affiliate or company under common control, directly or indirectly; or (b) partner, technical manager or member of the work team of Vale's independent auditor;

(ii)	Cannot be a spouse, straight or collateral relative, up to the third degree, and by affinity, up to the second degree, of the persons referred to in item (i) above;

(iii)	Cannot be a direct or indirect controlling shareholder of Vale; and

(iv)	The exercise of voting rights in Committee meetings cannot be bound by a shareholders' agreement whose purpose is matters related to Vale.

2.6	Compliance with the requirements mentioned in items 2.1 to 2.5 above will be declared in the respective term of office, accompanied, in the case of the requirements contained in the first two items, by the submission to the Company of relevant documentation that will be kept at Vale's headquarters, for the period of 5 (five) years, counted from the last day of term of office of the member of the Committee.

2.7	The Committee will report to the Board of Directors, with operational autonomy and budget allocation, annually or by project, within limits approved by the Board of Directors to cover expenses with its operation, including to conduct or determine the holding of consultations, assessments and investigations within the scope of its activities, including the hiring and use of independent external experts.

2.8	The criteria and values the global and individual remuneration of the Committee members will be established annually by the Board of Directors of Vale, when the global amount fixed at the Company's Annual General Meeting, is distributed, the reimbursable expenses of travel, food not being calculated in this amount and accomodation necessary to perform the role.

2.9	The members of the Committee will be reimbursed for travel, food and lodging expenses necessary for the performance of their duties, in compliance with the internal rules and policies adopted by Vale.

CHAPTER III - MANAGEMENT

3.1	The beginning of the term of office of the members of the Committee will occur from the signing of the respective term of office and will remain in force until (i) the end of the term of office of the members of the Board of Directors of Vale, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time,, subject to the provisions below.

3.1.1	The members of the Committee may only be removed by a justified decision of the absolute majority of the members of the Board of Directors.

3.2	Once the term of office of the members of the Committee has expired, they may be reappointed for successive terms of office, within a maximum period of 10 years for the exercise of the position.

3.2.1	A person who has held the position of member of the Committee for a period of 10 years may only rejoin that body after at least 3 (three) years have elapsed, counting from the end of the term of office.

3.3	The Committee Coordinator must be a member of the Board of Directors, chosen by the Board of Directors, and in his/her eventual absences, it will be up to the Coordinator him/herself to appoint his replacement from among the other members and the respective replacement period.

3.3.1	If the Coordinator does not exercise the aforementioned prerogative, the other members will be responsible for appointing from among those present at the meeting the one who will occupy the position of Coordinator of the Committee.

3.4	Committee members will not have substitutes.

3.5	In the event of a vacancy or dismissal of any member of the Committee, by the Board of Directors, the Board of Directors shall appoint the substitute member to complete the remaining term of office of the member replaced, , subject to compliance with the requirements set forth in items 2.1 to 2.5 above.

CHAPTER IV - DUTIES

4.1	It is incumbent upon the Audit Committee:

Oversee the quality and integrity of financial reporting

(i)	Review prior to its disclosure and monitor the quality and integrity of the Company's quarterly and annual financial statements, as well as related documents, including the disclosures contained in the Management Report;

(ii)	Supervise the preparation of the Company's financial statements and other reports required by law, in order to ensure that such statements and reports comply with applicable legal requirements;

(iii)	Analyze, together with the independent auditors:

a.	the independent auditor's annual work plan;

b.	changes in the critical accounting policies and practices adopted by the Company in the preparation and disclosure of its financial statements;

c.	the substitute treatments to be adopted by the Company when there is the possibility of adopting more than one accounting method as a result of existing options in accounting principles and practices or in the methods of their application and the effects resulting from such treatments;

d.	adequacy of estimates, accounting reserves and relevant judgments used by Management in the preparation of the financial statements;

e.	possible changes in the scope of the work of the independent audit and relevant failures and deficiencies identified in the Company's internal controls;

(iv)	Evaluate and monitor, together with the administration and the internal audit area, the reasonableness and adequacy of transactions with related parties carried out by the Company and their respective disclosures;

(v)	Monitor the quality and integrity of the information and measurements disclosed based on adjusted accounting data and on non-accounting data that add elements not foreseen in the structure of the usual reports of the financial statements;

(vi)	Monitor, together with the Company's Management and the independent auditors, cases of conflicts related to the financial statements or the application of generally accepted accounting principles.

(vii)	Understand any difficulties found by independent auditors during the audit process.

Ensure adherence to legal, statutory and regulatory standards

(viii)	Monitor, within the scope of the Audit Committee's duties, the performance of regulatory agencies and supervisory bodies on relevant issues, as well as the information, communications and reports addressed to them;

(ix)	Ensure that the Company implements practical mechanisms to receive, retain and handle information and complaints, both internal and external to the Company, including complaints on accounting, internal controls and auditing matters. Such mechanisms must guarantee confidentiality and ensure the anonymity, when applicable, of those who take the initiative to use the channel;

(x)	Request that the whistleblowings received, their addressing and the respective results be periodically reported; and

(xi)	Recommend the adoption of policies by which whistleblowing and complaints involving administrators and leaders who report directly to the Chief Executive Officer of the Company, Members of the Board of Directors and Audit Committee, the Advisory Committees of the Board and Leaders who report directly to the Chief Compliance Officer, are immediately informed to the Audit Committee, after prior verification made by the Chief Compliance Officer;

(xii)	Give an opinion on the development of procedures to ensure the effectiveness of the consequences management conducted by the Company, including the preparation and review of a specific policy proposed by the Chief Compliance Officer;

(xiii)	Assist the Board of Directors together with the People and Governance Committee in the process of choosing, remunerating, evaluating the annual performance and dismissing the Chief Compliance Officer, who is responsible for Vale's integrity, internal audit and reporting channel areas;

Internal Controls and adequacy of processes related to risk management

(xiv)	Oversee the activities of the internal controls and controller area, responsible for preparing the Company's financial statements, as well as evaluating the internal control environment at its different levels, competences and responsibilities with regard to the preparation of the Company's financial statements;

(xv)	Monitor the recommendations for improvements in the internal control and risk management systems made by the internal auditors and independent auditors contained in the annual letter of recommendations, review them with the Board and monitor their deployment in order to eliminate or mitigate eventually relevant deficiencies identified;

(xvi)	Evaluate and monitor Vale's integrated risk map, as well as the effectiveness and sufficiency of the control and risk management systems, and propose improvements;

(xvii)	Assess and monitor the Company's risk exposures, including requiring detailed information on policies and procedures related to (i) management compensation; (ii) the use of the Company's assets; and (iii) expenses incurred on behalf of the Company;

Supervise the activities of internal and independent auditors

(xviii)	Recommend to the Board the hiring or dismissal of independent auditors for the preparation of an independent external audit or for any other service, giving an opinion on their fees, and evaluating the results of the services provided by them;

(xix)	Supervise the activities of the independent auditors in order to assess (a) their independence, (b) the quality of the services provided and (c) the adequacy of the services provided to the Company's needs;

(xx)	Examine, prior to hiring, the proposals and scope of services presented by any independent auditing companies regulated by the CVM;

(xxi)	Review, at least annually, together with the independent auditors:

a.	The independent audit firm's internal procedures with reference to quality control;

b.	Any relevant issues identified in the most recent quality control review to which the independent auditors were subject, carried out by other independent auditors or arising from an internal program for such reviews;

c.	Any questions or investigations related to the independent auditors, conducted by government authorities or professionals or regulatory agencies in the five years preceding the current year.

(xxii)	Evaluate and recommend the policies, internal regulations and the annual audit plan presented by the internal auditor, as well as evaluating their execution;

(xxiii)	Supervise the activities of the Company's internal audit area, monitoring its independence, effectiveness and sufficiency of the structure, as well as the quality and integrity of the internal audit processes, and propose to the Board of Directors the actions that are necessary to improve them;

(xxiv)	Previously examine the proposals and scope of the Annual Internal Audit Plan, prepared by the Internal Audit area, and make recommendations to the Board regarding their acceptance or rejection;

(xxv)	Prepare a summarized annual report, to be presented together with the financial statements, containing at least the following information: (a) his/her activities, the results and conclusions reached and the recommendations made; (b) any situations in which there is significant divergence between the Company's management, the external auditor and the Committee in relation to the Company's financial statements;

4.2	The Committee's opinions are not a necessary condition for the presentation of matters for the examination and resolution of the Board of Directors, except in relation to the matters provided for in item 4.1 (iii), (xii), (xiii), (xvii), (xviii) ) and (xx) above, to the extent required by applicable regulations.

4.3	Committee members must have access to all information and documents necessary for the exercise of their duties.

4.4	It is incumbent upon the Committee Coordinator:

(i)	direct and coordinate the work of the Committee, including the preparation of opinions and minutes;

(ii)	prepare the annual calendar of the Committee's ordinary meetings and inform the Board of Directors and the Executive Board of Vale, in advance, as well as annually submit the Committee's work plan for the current year for the Board of Directors approval when applicable;

(iii)	define the agendas and convene the members of the Committee, subject to the provisions of Chapter V below;

(iv)	coordinate the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board of Vale, in relation to matters within the competence of the Committee, reporting on its progress during the meetings, upon request of the Chairman of the Board of Directors;;

(v)	invite external participants to the Committee, albeit without voting rights, who are external and/or Vale experts, in order to provide clarifications and contribute to the technical analysis of the matters to be addressed, observing any conflict of interest issues;

(vi)	prepare the Committee's budget proposal, or its amendments, for resolution by Vale's Board of Directors;

(vii)	meet with the Board of Directors, at least, quarterly, and attend the Annual General Meeting of Shareholders of Vale; and

(viii)	ensure the faithful compliance with these Bylaws.

CHAPTER V - MEETINGS

5.1	The Committee will meet at least bimonthly on an ordinary basis, according to the approved annual calendar and, extraordinarily, when necessary, upon notice 5 (five) business days in advance.

5.1.1	Notwithstanding the notice period provided for above, the meeting attended by all Committee members will be considered valid.

5.2	The convening of the Committee will always be up to the Coordinator, who will define the agendas for the meetings, in response to the request of the Board of Directors or any member of the Committee or considering the analysis of the proposal presented by the Executive Board.

5.2.1	The call notice must be made through the governance portal or by email, containing the meeting agenda and supporting material, if applicable.

5.2.2	After convening the Committee meeting, the inclusion of a subject on the meeting's agenda is prohibited, as well as the inclusion or any change in the respective support materials without the prior and express authorization of the Coordinator.

5.3	The Committee meetings will be held at Vale headquarters or at a place previously defined by its members, and may also take place by teleconference, videoconference or any other means of simultaneous communication that ensures the effective participation of its members in the meeting, provided that, in these cases, the member of the Committee must ensure that the matters dealt with will not be followed up by third parties. In addition, the Committee will be able to meet virtually through the Governance Portal to resolve on routine matters within its competence.

5.4.	The other members of the Board of Directors who are not members of the Committee may participate in Committee meetings, on an exceptional and non-routine basis and without the right to vote, upon prior alignment with the Committee Coordinator.

5.5	The Committee's meetings will be set up with the presence of the majority of its members and decisions will be taken by the majority of those present.

5.6	Each Committee meeting must be recorded in minutes that will be (i) prepared as soon as possible, (ii) read, approved and signed by the Committee members present at the meeting, iii) forwarded to the Board of Directors; and (iv) filed at the Company's headquarters.

5.6.1	The members of the Committee may record in the minutes of the meeting and/or in the opinion their observations and recommendations regarding the matters dealt with by the Committee..

5.7	In the absence or impediment of the Coordinator, any other member of the Committee may be asked to attend the meetings of the Board of Directors to provide clarifications on the opinions they have issued.

5.8	The member of the Committee who is in a situation of conflict of interest must immediately express his/her conflicting private interest. If he/she doesn't, someone else may manifest the conflict. As soon as the conflict is identified, the member involved should not receive any document or information on the matter and should even physically distance him/herself from the discussions, without neglecting his/her legal duties. The manifestation of conflict of interest, abstention and temporary removal must be recorded in the minutes.

5.9	The Committee will have the support of Vale's Corporate Governance Department, which will be responsible for:

(i)	organize the infrastructure of Committee meetings;

(ii)	support the convening and dissemination of the agenda and support material for the meetings;

(iii)	chair the meetings, in the preparation of opinions and prepare the respective minutes, collect the signatures of all participants in such documents, disclose them to the Board of Directors and file them at the Company's headquarters;

(iv)	support the Committee Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, being the main point of contact in relation to matters within the competence of the Committee; and

(v)	keep the detailed annual report prepared by the Committee filed at the Company's headquarters, for a minimum period of 5 (five) years, as provided for in item 4.1 (xiii) above.

CHAPTER VI - RESPONSIBILITIES AND DUTIES

6.1	The members of the Committee must maintain an impartial and ethical posture in the performance of their activities and, above all, in relation to the estimates present in the financial statements and in the Company's management.

6.2	Committee members undertake to comply with the Bylaws, the Code of Ethical Conduct, the Related Party Transactions, Securities Trading, Information Disclosure, Anti-Corruption and other applicable internal rules.

6.3	The members of the Committee will be subject to the same legal duties and responsibilities as the administrators, pursuant to article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the Code of Ethical Conduct and Vale's Policy on Transactions with Related Parties.

6.4	With regard to conflict of interest, Committee members shall, without any additional remuneration, for a period of 6 (six) months from the end of their respective terms of office, for any reason, to abstain from acting as service providers, consultants, employees or in any other form of connection, with people, companies and/or entities where a conflict of interest situation may be found, except with regard to activities developed before and/or during the exercise of their duties as a member of the Committee, declared deemed non-conflicting by Vale.

CHAPTER VII – INTERACTION WITH OTHER AGENCIES

7.1	The Committee will meet:

(i)	semiannually with the Audit Committee to deal with matters of common interest provided for in the applicable legislation;

(ii)	at least quarterly, with the person responsible for the Company's Internal Audit to monitor the Audit Reports;

(iii)	at least quarterly, with the person responsible for the Ombudsman to follow up on issues involving the Ombudsman Channel;

(iv)	at least quarterly, with the Company's external auditors; and

(v)	at least every six months, with the Risk and Operational Excellence Committee.

CHAPTER VIII - BUDGET

8.1	The Committee will have operational autonomy and budget allocation, proposed by the Committee and approved by the Board of Directors, and may determine the hiring of services of lawyers, consultants and analysts, as well as other resources that are necessary for the performance of its duties, subject to the policies and the Company's internal rules and the Committee's budget. The hiring of such advisors and their estimated costs must be communicated to the Executive Board of the Company, for financial planning purposes.

CHAPTER IX - ASSESSMENT

9.1	The Committee shall annually carry out a performance self-assessment, the result of which will be sent to the attention of the Board of Directors.

9.1.1	The Coordinator will be responsible for coordinating the annual self-assessment process and for sending the respective result to the attention of the Board of Directors.

CHAPTER X - AMENDMENT OF THE BYLAWS

10.1	Pursuant to the Bylaws, the rules relating to the functioning of the Committees will be defined by the Board of Directors, and any proposed amendment to these Bylaws must be forwarded to the People and Governance Committee, for subsequent consideration by the Board of Directors, with a view to its approval .

10.2	Any member of the Committee may suggest the discussion and amendment of these Bylaws, at any time, after verifying the need for its adequacy, and the procedure mentioned in item 10.1.

10.3	In the event of any conflict between these Bylaws and Vale's Bylaws, the latter will prevail and these Bylaws must be amended as necessary.

[These Bylaws were considered by the Committee at the meeting held on July 9, 2021.]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: August 12, 2021		Head of Investor Relations